ITEM 77O

Dreyfus Premier  Investment  Funds,  Inc.

Dreyfus Global  Real  Estate  Securities  Fund

On November 29,  2012,  Dreyfus  Global  Real  Estate  Securities  Fund,  a  series  of  Dreyfus  Premier Investment Funds,  Inc.  (the  "Fund"),  purchased  10,600  shares  of  common stock issued by  AvalonBay Communities, Inc. (CUSIP  No.  053484101)  (the  "Common  Stock")  at a purchase  price  of  $130 per share  including  an  underwriting  discount/commission  of $3.90 per share.   The  Common  Stock  was  purchased  from Goldman, Sachs & Co., a member of  the  underwriting  syndicate  of  which  BNY  Mellon  Capital  Markets,  LLC,  an  affiliate of the  Fund's  investment  adviser,  was also a  member.   BNY  Mellon  Capital  Markets,  LLC received no  benefit  in  connection  with  the  transaction.   The  following  is  a  list  of  the  syndicate's members:

Goldman, Sachs & Co.

Barclays Capital Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

UBS Securities LLC

Wells Fargo Securities, LLC

BNY Mellon Capital Markets, LLC

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

Accompanying this statement are materials presented to the Board of Directors for the Fund, which ratified the purchase in compliance with the Fund's Rule 10f-3 Procedures at a Board meeting held on March 4-5, 2013.  These materials include additional information about the terms of the transaction.